Grand Distribution Services, LLC ♦ 803 West Michigan Street ♦ Milwaukee, WI 53233

Phone: 414.271.5885 ♦ Fax 414.271.9717

January 29, 2008

VIA EDGAR TRANSMISSION

Ms. Sheila Stout

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Marshall Funds, Inc.
Request for Acceleration

Dear Ms. Stout:

As the principal underwriter of the Marshall Funds, Inc. (the “Corporation”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we request that effectiveness of the Post Effective Amendment No. 52 filed on Form N-1A on behalf of the Corporation on January 29, 2008 be accelerated to January 31, 2008.

Very truly yours,

GRAND DISTRIBUTION SERVICES, LLC

By:	/s/ Constance Dye Shannon
Secretary